Exhibit 99.1

NQ Mobile Inc. Announces Closing of Private Placement of US$220 Million Convertible Notes

BEIJING, October 4, 2016 – (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced the closing of a previously-announced private placement of an aggregate principal amount of US$220 million of convertible notes due 2018 (the “2018 Notes”) with Zhongzhi Hi-Tech Overseas Investment Ltd. The 2018 Notes bear interest at a rate of 8.0% per annum from the issuance date and mature in October 2018. The 2018 Notes are convertible, at the holder’s option, into the Company’s American depositary shares (“ADSs”), each representing five Class A common shares of the Company, at a conversion price of $6.00 per ADS, which represents a 58.7% conversion premium over the closing trading price of $3.78 per ADS on October 3, 2016. The Company plans to use the net proceeds from this private placement for the repayment of existing convertible notes and general corporate purposes.

The 2018 Notes and the ordinary shares represented thereby, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws of the United States.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR